UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

CoreLogic, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

21871D103

(CUSIP Number)

Evan Gartenlaub	Michael L. Gravelle
General Counsel	Executive Vice President, General Counsel and
Senator Investment Group LP	Corporate Secretary
510 Madison Avenue, 28th Floor	Cannae Holdings, Inc.
New York, New York 10022	1701 Village Center Circle
(212) 376-4300	Las Vegas, NV 89134
(703) 323-7330

With a copy to:

Richard M. Brand	Michael J. Aiello
Stephen Fraidin	Eoghan P. Keenan
Joshua A. Apfelroth	Weil, Gotshal & Manges LLP
Cadwalader, Wickersham & Taft LLP	767 5th Avenue
200 Liberty Street	New York, New York 10153
New York, New York 10281	(212) 310-8000
(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 12 Pages)

CUSIP No. 21871D103	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Senator Investment Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,906,169
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,906,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,906,169
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%(1)
14	TYPE OF REPORTING PERSON IA, PN

(1)

Calculated based on 77,778,688 shares of common stock, $0.00001 par value per share (the “Common Stock”), of CoreLogic, Inc. (the “Issuer”), outstanding as of October 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Senator Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,906,169
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,906,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,906,169
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 77,778,688 shares of Common Stock, outstanding as of October 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Senator GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,906,169
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,906,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,906,169
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 77,778,688 shares of Common Stock, outstanding as of October 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Senator Master GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,906.169
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,906,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,906,169
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 77,778,688 shares of Common Stock, outstanding as of October 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Douglas Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,906,169
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,906,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,906,169
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 77,778,688 shares of Common Stock, outstanding as of October 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Cannae Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,906,169
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,906,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,906,169
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Calculated based on 77,778,688 shares of Common Stock, outstanding as of October 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON Cannae Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,906,169
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,906,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,906,169
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 77,778,688 shares of Common Stock, outstanding as of October 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 9 of 12 Pages

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) relates to the Schedule 13D filed on June 30, 2020 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 9, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the Common Stock of the Issuer. Capitalized terms used but not defined in this Amendment No. 9 shall have the meaning set forth in the Schedule 13D. This Amendment No. 9 amends and supplements Items 5 and 6 as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D, which are incorporated by reference herein, for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 77,778,688 shares of Common Stock outstanding as of October 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2020. To Cannae’s and Cannae Holdings’ knowledge, none of the Scheduled Persons beneficially own any shares of Common Stock.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D, which are incorporated by reference herein, for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Except as set forth on Schedule 1 attached hereto, there have been no transactions in the shares of Common Stock since the filing of Amendment No. 8 by any of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Scheduled Persons.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Between December 22, 2020 and December 23, 2020, Senator Focused Strategies LP submitted notices to the counterparties of the Total Return Swaps for physical settlement of Total Return Swaps referencing an aggregate of 11,000 shares of Common Stock. As a result of such settlements, Senator Focused Strategies LP remains a party to Total Return Swaps referencing 110,090 shares of Common Stock.

CUSIP No. 21871D103	SCHEDULE 13D	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 6, 2021

SENATOR INVESTMENT GROUP LP

/s/ Evan Gartenlaub
Name: Evan Gartenlaub Title: General Counsel

SENATOR MANAGEMENT LLC

/s/ Evan Gartenlaub
Name: Evan Gartenlaub Title: General Counsel

SENATOR GP LLC

/s/ Evan Gartenlaub
Name: Evan Gartenlaub Title: General Counsel

SENATOR MASTER GP LLC

/s/ Evan Gartenlaub
Name: Evan Gartenlaub Title: General Counsel

/s/ Evan Gartenlaub as Attorney-in-Fact*
DOUGLAS SILVERMAN

CANNAE HOLDINGS, INC.

/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Executive Vice President, General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC

/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Managing Director, General Counsel and Corporate Secretary

*	Pursuant to a Power of Attorney attached to the Schedule 13G filed on April 24, 2013 by Senator Investment Group LP in respect of its ownership in Tamino Corporation.

CUSIP No. 21871D103	SCHEDULE 13D	Page 11 of 12 Pages

Schedule I

TRADING DATA

Name	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost		Strike Price	Trade Amount	Security	Expiration Date
Senator Focused Strategies LP	12/23/2020	Sell to close	9,375	$77.4572	(a)	N/A	$726,161.25	Common Stock	N/A
SGOM	12/23/2020	Sell to close	6,077	$77.4572	(a)	N/A	$470,707.40	Common Stock	N/A
Senator Focused Holdings	12/23/2020	Sell to close	2,119	$77.4572	(a)	N/A	$164,131.81	Common Stock	N/A
SGOM	12/24/2020	Sell to Close	14,700	$77.4572	(b)	N/A	$1,138,620.84	Common Stock	N/A
SGOM	12/28/2020	Sell to Close	7,013	$77.2755	(c)	N/A	$541,933.08	Common Stock	N/A
Senator Focused Strategies LP	12/28/2020	Sell to Close	3,283	$77.2755	(c)	N/A	$253,695.47	Common Stock	N/A
SGOM	12/30/2020	Sell to Close	15,599	$77.1007	(d)	N/A	$1,202,693.82	Common Stock	N/A
Senator Focused Holdings	12/30/2020	Sell to Close	7,301	$77.1007	(d)	N/A	$562,912.21	Common Stock	N/A
SGOM	12/31/2020	Sell to Close	23,523	$77.2881	(e)	N/A	$1,818,047.98	Common Stock	N/A
Senator Focused Holdings LP	12/31/2020	Sell to Close	11,010	$77.2881	(e)	N/A	$850,941.98	Common Stock	N/A
Senator Global Opportunity Master Fund LP	1/4/2021	Sell to Close	30,804	$77.3364	(f)	N/A	$2,382,270.47	Common Stock	N/A
Senator Focused Holdings LP	1/4/2021	Sell to Close	14,417	$77.3364	(f)	N/A	$1,114,958.88	Common Stock	N/A
Senator Global Opportunity Master Fund LP	1/4/2021	Sell to Close	136	$78.17	(f)	N/A	$10,631.12	Common Stock	N/A
Senator Focused Holdings LP	1/4/2021	Sell to Close	64	$78.17	(f)	N/A	$5,002.88	Common Stock	N/A
Senator Global Opportunity Master Fund LP	1/5/2021	Sell to Close	1,161,132	$74.34		N/A	$86,318,552.88	Common Stock	N/A
Senator Focused Holdings LP	1/5/2021	Sell to Close	838,868	$74.34		N/A	$62,361,447.12	Common Stock	N/A
Senator Global Opportunity Master Fund LP	1/6/2021	Sell to Close	61,066	$75.48	(g)	N/A	$4,609,261.68	Common Stock	N/A
Senator Focused Holdings LP	1/6/2021	Sell to Close	31,434	$75.48	(g)	N/A	$2,372,638.32	Common Stock	N/A

CUSIP No. 21871D103	SCHEDULE 13D	Page 12 of 12 Pages

(a)	The price above represent the weighted average purchase price. Trades were executed at prices ranging from $77.30 – $77.51.
(b)	The price above represent the weighted average purchase price. Trades were executed at prices ranging from $77.25 – $77.73.
(c)	The price above represent the weighted average purchase price. Trades were executed at prices ranging from $77.00 – $77.43.
(d)	The price above represent the weighted average purchase price. Trades were executed at prices ranging from $77.00 – $77.27.
(e)	The price above represent the weighted average purchase price. Trades were executed at prices ranging from $77.00 – $77.50.
(f)	The price above represent the weighted average purchase price. Trades were executed at prices ranging from $77.00 – $77.93.
(g)	The price above represent the weighted average purchase price. Trades were executed at prices ranging from $75.18 – $75.75.